Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Commission File Number: 000-04689

CORPORATE PARTICIPANTS

Sara Zawoyski Pentair, Inc. - VP, IR

Randy Hogan Pentair, Inc. - Chairman and CEO

John Stauch Pentair, Inc. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Hamzah Mazari Credit Suisse - Analyst

Deane Dray Citigroup - Analyst

Jim Lucas Janney Montgomery Scott - Analyst

Chris Glynn Oppenheimer & Co. - Analyst

Jeff Hammond KeyBanc Capital Markets - Analyst

Brian Konigsberg Vertical Research Partners - Analyst

Robert Barry UBS - Analyst

Terry Darling Goldman Sachs - Analyst

Scott Graham Jefferies & Company - Analyst

Brian Drab William Blair & Company - Analyst

David Rose Wedbush Securities - Analyst

  PRESENTATION

Operator

   Good morning. My name is Simon and I will be your conference operator today. At this time, I would like to welcome everyone to the Pentair Q1 2012 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator instructions). Thank you. Ms. Zawoyski, you may begin your conference.

Sara Zawoyski - Pentair, Inc. - VP, IR

   Thanks, Simon, and welcome to Pentair’s Q1 2012 earnings conference call. We are glad you can join us. I am Sara Zawoyski, head of investor relations, and with me today is Randy Hogan, our Chairman and Chief Executive Officer; and John Stauch, our Chief Financial Officer. On today’s call, we will provide details on our Q1 2012 performance as well as our full year 2012 outlook as outlined in this morning’s release.

Before we begin, let me remind you that any statements made about the Company’s anticipated financial results are forward-looking statements subject to future risks and uncertainties, such as the risks outlined in Pentair’s 10-K for the year ended December 31, 2011, and today’s release. Forward-looking statements included herein are made as of today, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances. Actual results could differ materially from anticipated results.

Today’s webcast is accompanied by a presentation which can be found in the investor section of Pentair’s website. We will reference these slides throughout our prepared remarks. All references today will be on an adjusted basis unless otherwise indicated, for which non-GAAP financials are reconciled in the appendix of the presentation.

I would like to also point out that the Q2 and full-year outlook does not include any future impact related to the pending Tyco Flow deal that we announced on March 28, as is stated in this morning’s release. And we will be sure to reserve time for questions and answers after our prepared remarks.

With that, Randy?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Good morning, everyone. Before we get into the Q1 Pentair performance, I would like to touch on the announced merger with Tyco Flow Control, beginning with a quick refresher on slide three.

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We are very excited about the proposed Tyco Flow Control merger announced at the end of March. We believe this transaction is a great strategic fit, increasing our global presence and exposure to high growth, attractive sectors. We are confident in achieving our previously announced financial targets, making the transaction very compelling, with $200 million of expected operational cost synergies, enhanced growth prospects and a stronger balance sheet.

By any measure, the new Pentair will be a stronger company with exciting platforms for future growth and substantial value creation opportunities for all stakeholders.

Let me provide an update on the transaction time line, what we have been up to in the last 26 days and what’s still to come. From a regulatory perspective, we completed the HSR filing last week and now are in a waiting period with several other regulatory filings underway in foreign jurisdictions. We have established an integration management office and announced Todd Gleason, a proven Pentair executive who many of you know, to drive the global integration planning, reporting directly to me. He will lead a team of approximately 25 to 40 functional and business unit team leaders, including those from Tyco Flow Control, once the transaction closes. These initial integration planning efforts will be critical as we ramp up towards the expected close at the end of September.

From a business reporting structure, our intent is to add the three Tyco Flow businesses, led by their current business leaders, to Pentair’s existing five businesses and report these eight global business units, or GBUs, in three segments. The three segments are Equipment Protection, Flow Control and Water and Fluid. Importantly, the GBU leaders will be focusing on and held accountable for their business unit performance, while the integration team will work closely with them and with corporate to help ensure we achieve the synergies. Shortly, we will be filing the preliminary proxy statement and Form S-4 for SEC review. This will contain more detailed information regarding the transaction, and the filing is expected by early May. Still to come are other customary regulatory approvals, mainly foreign, and of course Pentair and Tyco International shareholder approvals.

So we’re off to a good start in the planning for the pending combination with Tyco’s Flow Control business. As we work through these regulatory approvals and SEC filings, we are limited in further commenting on the transaction. So we would ask you to keep your questions focused on today’s main topic, our Q1 performance and outlook for the year.

Now let me turn to the focus of this morning’s call, Pentair’s first-quarter performance, and let’s start on slide 4. The operating performance was solid in the quarter. We grew sales 9%, expanded adjusted operating margins, drove operating profits up 10% and delivered adjusted EPS of $0.64, which was up 23%. While lower flood-related pump sales and further weakness in Western Europe tempered top-line growth in the quarter by roughly 4 points, we saw continued strength in many of the sectors we serve. Industrial, agricultural, energy and pool were all up double digits in the quarter with new products and expanded coverage helping propel our growth.

Fast growth region sales were off to a slower start but still grew faster than overall Pentair. We continue to expect double-digit growth for the full year in fast growth regions as we execute and have success with our growth plans.

Margins increased another 20 basis points to 11.3% in the first quarter, better than we planned, even if sales were not. Our teams did a nice job driving greater productivity and executing pricing actions to offset material inflation and fund growth investments. I’m particularly proud of our Reynoso, Mexico operations team, who was recently recognized with a Silver Medallion Shingo prize award. That’s like the Nobel Prize for top lean enterprise companies. It’s a great award.

In Q1, we delivered adjusted EPS of $0.64 compared to the $0.52 in the prior year, reflecting solid operating performance across both segments along with an unforecasted $0.07 tax-related benefit, which is the main driver of our updated earnings outlook for 2012.

On cash flow, we reported a net cash usage, as is typical in our first quarter, but are on track to convert more than 100% of net income to free cash flow, something we have done consistently eight out of the last 10 years. All in, we delivered another quarter of solid operating performance with well executed productivity initiatives, good price realization and continued growth investments, which we believe position us well for growth in 2012 and beyond.

Now let’s turn to slide five for a review of our Water and Fluid Solutions segment performance. Water and Fluid Solutions sales grew 14% year-over-year in the quarter, largely driven by the CPT acquisition, which added $68 million in sales. Excluding CPT, Water and Fluid sales grew 2% in local currency. Price realization was good, up 2%. Growth was impressive in pool and process technologies but lower flood-related pump sales and a weaker Western Europe tempered top-line growth in the quarter by roughly 5 points in this segment.

As we announced earlier this year, we repositioned our water business to better capture the CPT cost synergies, address the realities in the developed markets and support global growth. We combined our two flow businesses, Residential and Engineered Flow, into one business, which we now call Flow Technologies, and aligned our other businesses under Treatment and Process. That includes Water Purification and Process Technologies, and Aquatics, the new name for Pool. I’ll go through each, starting with the newly combined Flow business.

In Flow, sales decreased 3%, or 8% excluding CPT and foreign exchange. Due to an unseasonably dry winter and start to spring, flood-related residential pumps were down an estimated $15 million year-over-year. Additionally, as expected, municipal project pump sales remained soft, down roughly $10 million versus prior year.

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The remainder of the pump portfolio performed well, with agricultural equipment sales up over 20% in the quarter and good growth in our commercial, fire and HVAC pumps. We are seeing early successes of a broader integrated global pump portfolio. We are increasing penetration and distribution in places like South America and Southeast Asia and winning new orders through combined Pentair/CPT sales efforts in Qatar, Romania and Kuwait, for example, all helping to boost pump backlog over 12% from year end. I believe we have only just begun to see the benefits of our combined sales coverage, technology platforms and product portfolios in Flow Technologies.

Within Treatment and Process, Water Purification sales were flat year-over-year in local currency. Fast growth region sales continue to grow at double digits with India more than doubling again as we expanded coverage and added new products. In contrast, sales in developed regions were down 6% in the quarter, largely in line with our expectations, as channel and discretionary pressures in residential softener components continue. Importantly, we did see US inventory levels stabilize and European distributor sentiment improve from the October and November low points.

New product launches remain on track, including a new treatment valve in Q2 and our industry-changing innovation, Hybrid DI. This product, Hybrid DI, is scheduled for a limited launch in late June with a broader launch in Q3. The hybrid deionization system combines the benefits of reverse osmosis, or RO filtration, with those of a water softener, using capacitive deionization to remove hardness and total dissolved solids from water, all without employing salt. In addition to residential use, this groundbreaking system can be used in a wide range of applications, including in hotels and restaurants and the broader commercial sector. We are excited about all these applications for this new product.

In Process Technology, sales were up 97%, or up 12% excluding CPT and 14% excluding foreign exchange. Across the board, energy, food service and advanced water systems all posted double-digit growth in the quarter. Within advanced water systems, we continue to see nice growth in desalination through the distribution channel along with some project work. Food service has steadily added to sales each quarter as we grow with channel distribution partners and restaurant chains, especially the multinationals.

We also continue to expand reach globally and within key verticals, for example, growing in Turkey and adding new customers and convenience stores. Most notably, system sales and energy grew an impressive 41% in the quarter as we pursue larger system sales, penetrate new applications within refineries and gas production while growing recurring revenue and maintaining above-average margins.

Our Q1 performance demonstrates the great strides we are making with our POLAREX extractive separation system. This is the product that we took from the refining industry and are now applying in gas development. Our technology and systems expertise provide alternatives to conventional natural gas treatment methods, including amine at a fraction of the cost with better efficiency and superior environmental performance. While we see plenty of growth potential here, we believe dehydration could be what’s next for our separation technology in the gas production stream.

On the acquisition front, CPT added $68 million in sales in Q1, contributing to both Flow and Treatment/Process. While less than expected due largely to a weaker Western Europe, backlog was strong and growing. In fact, it was up some 50% from year end, which we believe sets us up nicely for 2013.

One of our focus areas has been growing CPT sales in the US. These sales doubled in the first quarter as we increased penetration in dairy, beverage and water markets. We also have some exciting innovations with both our Megablock and Anaerobic MBR solutions, now both in the marketplace. As we shared last quarter, we are also developing a new technology platform around hollow fiber and nanofiltration. That improves performance, uses less energy and reduces the footprint compared to the usually applied RO solution.

The first targeted application is the removal of silica from water in high purity applications. While not set to launch full-scale until the end of 2012, we have already won several projects in India, where many water sources have high mineral content and the removal of colloidal silica is critical for high purity applications. And in fast-growth regions, we won our largest order ever in Brazil with a strategic win in beverage, selling a broad array of our product solutions along with a recurring service contract. We continue to make great progress leveraging the CPT technology and cross-selling opportunities in pump and filtration while driving more profitable growth.

Turning to our Aquatic Systems business, we had another great performance. Sales were up 18% in the quarter, reflecting continued share gain, innovation and good pricing and likely some benefit from the good weather. Growth fundamentals remain strong in pool with continued investment, a significant install base, growing energy rebates and good secular trends around sustainability, efficiency and automation.

Our Eco Select products continue to far outpace the industry, growing over 40% in Q1. Leading the way were impressive IntelliFlo pump sales, which were up over 50% in the quarter. We continue to expand coverage and penetration, adding another 150 dealers in the quarter, and add new products to the lineup, such as a newly launched automated residential cleaning system that is more energy and cost efficient.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

In addition, we recently completed the acquisition of Sibrape, a $20 million pool manufacturer and distributor in Brazil. With our innovation leadership and Sibrape’s critical dealer relationships throughout Brazil and South America, we are poised to accelerate sales and strengthen our position in this important region.

Share gains, targeted international expansion and innovation investments continue to drive great growth in our pool business. Aquatics shows that momentum is a beautiful thing.

The right half of the page shows Q1 Water and Fluid operating profit margins. Water and Fluid operating margins decreased 20 basis points to 10.8% in the quarter, reflecting lower CPT margins. Successful pricing actions and strong productivity helped to offset persistent inflation while CPT’s seasonality negatively impacted margins by roughly 100 basis points.

As we reach the first anniversary of the CPT acquisition mid-Q2, we expect year-over-year improvements in CPT margins, given our focus on lean and synergistic cost takeouts. With lean leaders now in all of the CPT sites, we are making great progress with 20% higher sell capacity than many of the plants and improved sourcing costs already. Overall, I’m very pleased with the Water and Fluid segment performance this quarter.

Now let’s move to slide six for a review of Technical Products. Technical Products sales were roughly flat to prior year in local currency while operating profits grew 5%. Price realization was good, but volumes were down year-over-year, largely due to two factors — softer than anticipated Western European sales and an expected end of life telecom project. Communications, which accounts for nearly 20% of Technical Products sales, was down 23% in the quarter with more than half of the decline resulting from the telecom program going end of life and the rest due to challenging market dynamics.

Virtually all of the other verticals we serve continue to grow with industrial and energy up double digits and commercial and infrastructure up mid-single digits. Cooling, a key growth initiative for Technical Products, grew an impressive 22% in the quarter as we expand coverage and penetration with new products.

In the quarter, we also had a nice win in the rapidly growing electrical vehicle market with a German energy company supplying smartcar charging stations.

Like Water, Technical Products also saw fast growth region sales slow in the quarter. We do expect sequential improvements in Q2 and a stronger back half helped by new localized production in Mexico and Brazil along with higher cooling orders in China.

Even with flat sales, Technical Products grew operating profit 5% and expanded margins another 110 basis points to 18.6%. This marks a record margin performance for any quarter for this business. We believe we are well positioned to deliver the expected 100-plus basis point margin expansion in 2012 as pricing initiated in March reads through along with continued productivity, repositioning benefits and better growth. The bottom line in Technical Products is we continue to see nice growth in the core and drive productivity in lean to grow operating profits and advance margins.

Now let’s turn to slide seven. Per our standard work, details of free cash flow are on the left of the slide and a summary of our debt levels are on the right. On cash flow, we reported net cash usage of $82 million, as is typical in the first quarter, and continue to target another year of greater than 100% of net income conversions before deal costs.

On dividends, we returned approximately $22 million to shareholders through dividends with an annual payout ratio of 32%. We continue to make steady progress on ROIC, which is shown on the bottom right section of the slide. Return on invested capital increased nicely from year end, up 40 basis points to 9.4%. Our goal continues to be driving ROIC back into double digits.

Now let’s turn to slide eight. In sum, we are off to a solid start. We entered the year with a realistic view of the top-line challenges. Recognizing these realities, we were proactive in our repositioning efforts and leverage on productivity while remaining committed to new product and growth investments. In turn, price realization was good and operating performance was great, putting us on track to deliver our full-year operating profit targets.

We continue to meaningfully advance our strategy, expanding in new products, solutions and markets that directly align with the biggest megatrends that I believe are driving the world today and in the future. The population and wealth growth of what we called the new, new world is putting incredible pressure and demands on food, water, energy and industrial infrastructure. From Sibrape to the transformational Tyco Flow deal, we continue to better position Pentair to serve this new world.

In addition, we remain committed to organic investments for growth in serving these attractive trends, sustaining a higher R&D level to deliver to customers what they need, including better efficiency, sustainability, automation and safety.

With that recap of Q1, let’s turn to slide nine for a look forward at our sales growth expectations. As you saw in the release this morning, we remain well on track to deliver our full-year operating profit targets. We have adjusted our full-year revenue assumptions a bit to reflect more modest growth in Flow and a tougher Western Europe, partly offset by a stronger pool performance.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Again beginning with Flow, we now expect organic top-line growth in the low-single digits, reflecting the lower Q1 flood-related sales. All other assumptions are largely unchanged from where we saw things as we began the year, including a healthy replacement market in residential pumps, increasing contribution from agriculture and continued weakness in large project municipal sales through 2012.

In Treatment and Process, we continue to expect strong high-single-digit growth with leading technologies and expanding applications in beverage, energy and advanced water systems with some exciting product launches for back half of 2012. In Aquatic, we now expect roughly 10% growth in 2012, up from the mid- to high-single-digit growth expectations. Continued success of our Eco Select product line, dealer gains and pricing actions are yielding great results. And while small today, we are making great inroads in aquaculture, attending trade shows around the world, including one next week in Australia and taking another step in thought leadership with Pentair sponsoring and leading a two-day conference on circulating aquaculture systems. These efforts in aquaculture meaningfully expand our address to the global market from $3 billion in pools to an estimated $5 billion including aquaculture, giving real meaning to our newly renamed Aquatic Systems business.

In Technical Products, we now expect top-line growth in the 2% to 4% range versus 4% to 6%, entirely related to Western Europe. We continue to see growth in key sectors -- industrial, energy and infrastructure -- and expect fast-growth regions to accelerate in Q2 in the back half as we expand our global cooling initiative in Latin America and execute our in-region four-region plans for China, replacing the lost telecom project in the US with products and solutions serving the regional needs.

In sum, we continue to see nice growth in our best businesses and PIMS continues to deliver or, as I like to say, ring the bell.

With that, I’ll turn it over to John. John?

John Stauch - Pentair, Inc. - EVP, CFO

   Thanks, Randy. Please turn to slide 10, labeled operating margins expectations.

We are starting off 2012 nicely with 20 basis points of overall expansion despite roughly 70 basis points of headwind from our soon-to-be anniversaried CPT acquisition. For the year, we expect overall margins to expand 50 to 80 basis points inclusive of CPT.

Lean discipline and productivity enhancements along with some repositioning savings led margins higher in Q1, all while continuing to invest more in R&D, technology and selling and marketing growth initiatives. Roughly $3 million of repositioning savings were delivered in the quarter, in line with our expectations and keeping us on track for over $20 million of full year savings. As a reminder, this equates to approximately one third of the top end of the net productivity range we are assuming for the year, which gives us a higher level of confidence in our operating targets while helping us fuel future growth.

Our price/cost dynamic improved in the quarter with broad-based pricing of 1.3% offsetting material inflation. For the full year we continue to expect pricing of approximately 150 to 200 basis points as we fully realize the benefit of Q1 and early Q2 pricing actions. We continue to expect material inflation in 2012, but much more moderate than the plus 4.8% last year.

Another key enabler of our margin expansion will be improving CPT margins. As we anniversary CPT acquisition mid Q2, along with volume leverage we are driving material sourcing savings, lean transformation and a tighter profit focus to increase profitability. As demonstrated in Q1, we’ll continue to prioritize and pace our investments with productivity funding R&D and sales and marketing investments critical to driving share gains and delivering long-term, sustainable growth.

On margins, we are off to a great start in Q1 with ramping productivity, repositioning savings and pricing benefit expected to drive further margin expansion as the year progresses.

Please turn to slide number 11, labeled Q2 outlook. For Q2, we expect Water and Fluid revenue to be up approximately 10% compared to the prior-year quarter with Technical Products flat to down 2%, reflecting lower Western Europe sales and the remaining end of life telecom project. This puts total Pentair revenue up 6% to 8% including the contribution of CPT of approximately 4 points or roughly $40 million in sales. We expect operating income to grow 7% to 12%, which equates to operating margins of between 13.5% to 14%, above the Q2 2011 margin of 13.3%.

We expect Water and Fluid margins to be modestly better than prior year’s adjusted 14.2% at roughly 14.5%. We expect Technical Products margins to expand another 100 basis points at roughly 18.5%. Below the line, we expect interest expense to be about $3 million higher in Q2 this year versus Q2 of 2011 as we anniversary the CPT acquisition mid-quarter, and a tax rate between 28% and 29%.

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Overall, we expect earnings per share in the quarter to be between $0.79 and $0.82, which equals growth of 5% to 9% over last year. We are expecting cash flow of $180 million as we move towards free cash flow conversion of greater than 100% of net income for the year.

Please note that, as you turn to my last slide, slide number 12, labeled full-year 2012 Pentair outlook, that both the second quarter and full-year outlook do not include any future impact from the pending merger with Tyco International’s Flow Control business, including the acquisition and acquisition-related costs as discussed earlier in the call.

For the full year 2012 we are updating our previous revenue guidance to reflect the Q1 performance but, importantly, maintaining our full-year operating profit targets and raising our full-year earnings outlook. We now expect revenues to be up 6% to 8% to about $3.7 billion, reflecting a weaker Western Europe and the first quarter weather-related sales shortfall. Our operating income guidance range of $445 million to $470 million remains unchanged with a strong start in Q1 led by increased productivity, better price/cost performance and prioritization of key global investments. This operating performance and should yield 50 to 80 basis points of margin expansion in 2012.

We continue to expect another solid year of EPS growth with earnings per share of $2.65 to $2.80, up 10% to 16%, which reflects the first-quarter results and a modestly higher diluted share count.

We expect free cash flow in 2012 to be at least 100% of net income. Furthermore, we are still targeting a greater than 60-basis-point increase in ROIC by the end of 2012 as we drive to improve returns for our shareholders.

Now, let me turn it back over to Randy for the summary on slide 13.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Thanks, John. The start of the year showed great PIMS execution and nice growth in our business. Growth initiatives are yielding results with increasing contributions from agriculture, energy and industrial process where we have been investing in innovation and global capabilities. Greater productivity and operating efficiencies should fuel continued margin expansion. A key measure of progress and execution is ROIC, which is fast approaching double digits, a significant mark for Pentair.

We believe we are well positioned to continue to deliver sustainable, profitable growth in 2012.

With that, we will be happy to take your questions. Simon, could you come back on and open the line?

  QUESTION AND ANSWER

Operator

   (Operator instructions) Hamzah Mazari, Credit Suisse.

Hamzah Mazari - Credit Suisse - Analyst

   Good morning, thank you.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Good morning, Hamzah.

John Stauch - Pentair, Inc. - EVP, CFO

   Good morning.

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Hamzah Mazari - Credit Suisse - Analyst

   Good morning. The first question is just on revenue, on your revenue expectations. I’m just trying to understand how much of this was timing and how much is incremental weakness in Europe and some of your other markets, because guidance isn’t really changing but it seems like the moving parts are. So I’m just trying to better understand that.

John Stauch - Pentair, Inc. - EVP, CFO

   Yes, let me start with the flood-related piece. As Randy mentioned in his comments, it was about $15 million. If we go back 6-7 years, we average anywhere in the flood SKUs in Q1 between $45 million and $50 million. We were close to the $30 million level, and obviously that’s related to the lack of snow and the lack of melt.

Now, I’d just remind you that that’s retail-related, primarily, and it doesn’t come with huge margins. So even though it’s a headline as far as the sales, it was something we were able to handle within the operating income performance.

As Randy mentioned, we were about 5 points lighter in Europe. For us, that was $15 million-ish, and most of that was in Technical Products versus forecast. Again, not one of our higher-margin product lines, but those two things, as we move throughout the year -- the flood is unique to Q1. There is a mild flood season occurs in Q3 from hurricanes, but that’s not of the magnitude that we see in Q1. And Europe gets easier on a year-over-year comparison basis as Q1 to Q2, Q3 and Q4 last year was on a downward slide. So these year-over-year headwinds get a little easier for us to handle.

And finally, we were a little bit off in fast growth, but a little bit of that was strategic in the sense that we were identifying that some of our sales and products into those countries were finding their way back into Europe and North America, as normal in distribution businesses. So we adjusted our SKUs and our product lines to reflect that and we, once again, know that that corrects itself in Q2.

So as you kind of look at the Q1 headline growth and we look at those trends in Q2 to Q4, we see the flood turning around completely and then Europe piece easing and the fast growth accelerating.

Hamzah Mazari - Credit Suisse - Analyst

   All right, that’s very helpful. And then on your North American residential businesses, maybe if you could comment on where you think we are in the cycle there? I know we’ve been in a downturn for a while. It seems like the pool business is doing well, resi filtration may be mixed. How much of that business is replacement versus new? Are you seeing a turn there? Anything you can give us color on in that business?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   We think basically it’s over 80% is all replacement now, and we’ve characterized it as bumping along the bottom. As we think about US residential from our perspective, there’s three different -- a few different market drivers. If you take a look at what’s driving pool, it’s the fact that people that have homes or are in homes, or even if they are buying homes and -- they maintain their pool. And because of the innovative products we have to save energy, to save chemicals, it’s a really compelling economic justification. And there’s over 30 utilities now that are rebating upgrades of those products.

So it’s really innovation in a market that has money. That’s what’s driving pool. And so, you know, there is an increase we’ve seen in some markets of some pool builds, which is nice. But I think it’s, really, the innovation and there’s the demographics of continued growth in the south, where people have pools is -- we’re back to that.

Then there’s what I would call, in the Flow business, it really is related to replacement. It’s probably closer to 90% replacement right now. We’ve -- for us, for ourselves, we had a few years of lost market share, and that was corrected in 2011 and we had a slight uptick, and I think we are in a very good position now in residential flow. Admittedly, we do have a weather effect that we just talked about.

And then finally, on the filtration side, that really does tie, the water softener business and the filtration ties closer to what I would call a discretionary spend in a house or a housing start-related, which is why we see that softener effect right now. And we weren’t counting on a turnaround there; that’s why that business actually performed well versus expectations in the first quarter despite the fact that sales were down. And we are introducing innovations there that could really change the game with Hybrid DI.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

So we weren’t counting on a residential recovery in 2012, and I would say that we were right about that. Even though housing prices look like they, at least last reported, stabilizing -- it is a more stable market today. But we are, again, not counting on a big step up from housing starts this year. Nevertheless, we think all three of the businesses we have in residential are going to perform well this year.

Hamzah Mazari - Credit Suisse - Analyst

   Great, that’s very helpful. I appreciate it. Thank you.

Operator

   Deane Dray, Citigroup.

Deane Dray - Citigroup - Analyst

   Thank you, good morning.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Good morning, Dean.

Deane Dray - Citigroup - Analyst

   As we get ready to anniversary CPT, you called out a couple of interesting data points in terms of the performance in the quarter, and I want to start first with doubling US sales. And that was the big opportunity since CPT had lost their distributor. And so now just kind of refresh us on the go-to-market strategy. And when you say double sales, is that a channel fill, or are you actually getting a sell-through?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   It’s mostly project business. So let me just backup, Deane. CPT had lost earlier, basically, their market partner in Ionics when GE bought them, which really took them out of the water space. And we’ve had some modest success in the US in the water space, but right now water spending is still pretty low.

The real driver that we’ve picked up is in dairy and beverage. What we did is we took the sales force and we really focused it. And it’s a direct sales, it’s a project sales business, it’s selling a whole array of products that we have from the valves to MBRs to CO2 recovery to diagnostic equipment. And by focusing the team there and then beefing up that team and really building better strategic relationships, our hit rate is going up. And it’s exciting; we have talked about the aerobic MBR plant. We’ve got to go down there and take some folks down there -- which we are really excited about. But we’ve had some great wins in the brewing industry, and we have more than we expect.

So it’s really -- what I would call it is really more technical selling and investing and focusing on that, on the food and beverage side. And we’re improving the relationships on the water side. We’ve had a couple nice wins. But again, the market rate there has not really recovered. And it will be tough until municipalities have a little bit better cash flow.

Deane Dray - Citigroup - Analyst

   And the backlog being up 50% -- I don’t really -- you don’t think of CPT as a big like longer-cycle backlog business. Is this related to project timing? Or can you size that for us, please?

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Well, we think -- and certainly going forward, we are going to talk more about backlog and more about orders in sales. They are more of a -- they do sell cartridges; they sell membranes. But a lot of them get sold in projects. And so I would say over half of their business is longer cycle. So they were a little disappointing on sales in the quarter, but on orders they blew it out.

So we are talking about right now just on the filtration side them going from about $100 million to $150 million in backlog, which is a meaningful level of backlog improvement. And then we took the smaller pump piece and put it with Flow Technologies, and that’s up, as I said earlier; those are up 12% in orders even though the sales are flat. And so we are --

Deane Dray - Citigroup - Analyst

   And any update --

Randy Hogan - Pentair, Inc. - Chairman and CEO

   So we’re going to talk more about that.

Deane Dray - Citigroup - Analyst

   Great. And any update on the endocrine inhibitor, the new products that you talked about earlier?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   We talked earlier --

Deane Dray - Citigroup - Analyst

   -- last year?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   -- about the phase one of the nano filters, which is focused on silica. And we call it alpha, so we have done an alpha launch on that, and that’s where we’ve sold these two projects in India. And we will have a beta launch, which is the next step before the full commercial launch because it is a technical sale in the third quarter.

We will also have -- the next phase is focused on color and clarity, and that product will launch by the first quarter of next year. And then the endocrine, which is the most technically advanced -- we will have that in what we would call alpha test in the first quarter of 2013. So we are going in that sequence, as we have talked about before.

And we like the silica application, but the commercial opportunities in color and clarity and endocrine disruptors are much bigger. So we are keenly focused on getting there.

Deane Dray - Citigroup - Analyst

   That’s great to hear. And just last question for me, if I could. One of the things we learned in our visit to Aquatech last fall is your focus on building skidded systems as opposed to selling individual pumps. Is -- just refresh us. Is that business in the treatment process side of water? How big are the skidded systems today? And a little bit about the engineering know-how in putting those together.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Right. Well, as you know, we were in that business before we bought CPT. And one of the things we wanted to do -- it’s -- let me answer your question. It’s largely on the water side, so it’s water treatment, and it could be both for drinking water and for wastewater. So it’s largely -- those are the skidded systems.

We do some systems work as well in food and beverage, and some of those are skidded. But the ones we’ve talked about and showed were largely on the water and wastewater side. So what we’ve done is we are focused more on trying to drive to more of a manufacturing standard on these skidding systems so that we have standard products and we’ve raised the content of the products. As I said, the water business has been slower than the food and beverage business, but we are making progress in terms of improving the margins in that business. And importantly, skids aside, we are also focused on building straight X-Flow membrane sales to other people that play in that space, which I am very encouraged in, which, while they are still branded X-Flow, is along the lines of the strategy to try to improve our private label branding, if you will.

Deane Dray - Citigroup - Analyst

   Great, thank you.

John Stauch - Pentair, Inc. - EVP, CFO

   Thanks, Deane.

Operator

   Jim Lucas, Janney Capital Markets.

Jim Lucas - Janney Montgomery Scott - Analyst

   Thanks, good morning all.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Good morning, Jim.

Jim Lucas - Janney Montgomery Scott - Analyst

   Bigger picture question -- if you look at the first year of owning CPT, the integration has gone along. Can you talk about lessons learned, both the pros and the cons, in terms of Pentair having this long history of being an acquisitive company, just what you taken away from the CPT integration process?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   The first thing I’d say is, I really do believe we are getting to the point where applying PIMS to new businesses is standard work. I’m really -- we have raised -- I toured two factories, and they both gave me capital plans when I first toured them because they were out of capacity. Neither of those plants -- we didn’t have to spend any capital and we’ve increased the capacity in those two plants by 20%. So we really are getting good at applying the -- inside the four walls, lean enterprise. So that’s the first item, I’d say.

The second learning is that we are getting better at combining in the marketplace in the sales. There’s -- just in this quarter we had $2 million of sales that I can identify just on the Flow side and the pump side, $2 million of business from the combined efforts of CPT and our Flow business and -- our legacy Pentair flow business. And that’s the, if you will, the legacy Pentair folks selling the Nijhuis product or vice versa. So those examples I talked about, Qatar and Romania and the like, those were -- and Kuwait -- those are examples of both of those, Nijhuis and Fairbanks Morse product, being sold by the alternate sales force.

So those are positive. The other learning is technology is very, very exciting and the food and beverage business is very, very exciting. As we get deeper into that, we see more and more opportunities to apply it.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

   And I guess the last thing is, as we’ve talked about before, their margins at the start were a little weaker than we would have liked. But we are still committed to get them to the double-digit level as soon as we can.

Jim Lucas - Janney Montgomery Scott - Analyst

   Okay, that’s very helpful.

John Stauch - Pentair, Inc. - EVP, CFO

   And Jim, I would just add to that -- clearly understanding, and we knew it going in but, you know, we learned it. As you see a business that’s for sale like that, you might have projects in the backlog that don’t have the margins that you would historically like. And we’ve burned those off now, and as we’ve mentioned we are positioning more towards industrial and a little less to municipal, which for them are easier to win. So those are things that are worked through as the year anniversaries and we are ready to go now.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   It’s a good point. And actually, if I could weave that -- your answer back to Deane’s question as well, in terms of that systems business, the standard systems business, you’ve got to make money in systems. And so what John was saying was there were a lot of systems in the backlog without much margin in them, and we’ve corrected both the pricing and costing on that and getting in place disciplines to basically check the as-built versus as-bid profitability to ensure execution.

Jim Lucas - Janney Montgomery Scott - Analyst

   Okay, and then a two-part question, just more housekeeping related. One, in Tech Products, the end of life contract -- how many more quarters does that run? And secondarily --

Randy Hogan - Pentair, Inc. - Chairman and CEO

   One more.

Jim Lucas - Janney Montgomery Scott - Analyst

   One more? Okay. And then secondly, you talked a lot about India, Southeast Asia. Could you give us an update on what you are seeing in China specifically right now?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Well, China was slower in the quarter than it has been. But we still expect it -- that was one of the places that -- or that was the place that John was referring to when he talked about getting better channel discipline in place so that we don’t get in any back channel cross-selling.

John Stauch - Pentair, Inc. - EVP, CFO

   But, Jim, India was up north of 25% for us in the quarter.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Overall.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair, Inc. - EVP, CFO

   Overall -- Brazil and Latin America still strong, Middle East very robust. Southeast Asia would be more in the mid-single-digit level at the moment. And China, absent that particular SKU changer back channel I mentioned would have been up near double digit, so not quite 20%, but still doing pretty well as far as north of GDP.

So I still think that these are huge fast-growth regions for us. I think we are well positioned with localized manufacturing, localized design, localized marketing now. And I think we are positioned to see these in the 10% to 15% range for the year.

Jim Lucas - Janney Montgomery Scott - Analyst

   Great, thank you very much.

Operator

   Chris Glynn, Oppenheimer.

Chris Glynn - Oppenheimer & Co. - Analyst

   Thanks, good morning.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Hey, Chris, how are you?

Chris Glynn - Oppenheimer & Co. - Analyst

   Good, thanks. Just wanted to look at the water margin in a little more detail, some upside to your guidance despite revenues distinctly a little on the light side. So just wondering if this is reflecting CPT a little crisper operationally out of the gate here than maybe expected or initially committed to.

John Stauch - Pentair, Inc. - EVP, CFO

   Yes. I mean, I think -- as we mentioned, the margins in CPT are improving, and that’s indicative of what we are seeing as far as anniversarying and seeing the expansion. And it has a lot to do with the types of products we are winning and the type of projects that we are delivering on. Also, we are seeing a mix benefit on these flood sales that aren’t going to be there. They are lower margin, so we are getting a little kicker on that.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, and price realization was good and I think our supply team is doing a better job of managing inflation.

Chris Glynn - Oppenheimer & Co. - Analyst

   Okay, and second quarter is looking like a heck of a free cash flow quarter. Just wondering if you have plans to apply that to the debt in the near-term.

John Stauch - Pentair, Inc. - EVP, CFO

   Yes. Q2 seasonally is our quarter, and it is primarily from what we do in the early buy-in pool, and then we collect that cash in Q2. That’s why we see that seasonality, and all near-term applications will be to continue to pay down the debt.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Chris Glynn - Oppenheimer & Co. - Analyst

   Okay, and then last one just on the interest expense, a little light on the quarter -- what factored there?

John Stauch - Pentair, Inc. - EVP, CFO

   Yes, there was a little bit -- call it roughly about $500,000 -- related to the tax benefits, the accrued interest that you have on those particular accruals. And the rest is just a little bit lower debt assumptions, meaning debt and interest.

Chris Glynn - Oppenheimer & Co. - Analyst

   Okay, so is that a run rate going forward, the first quarter level?

John Stauch - Pentair, Inc. - EVP, CFO

   I would think, no, I think the tax is not the run rate. But if you just add that $500,000 back to where we are at, that’s about the run rate.

Chris Glynn - Oppenheimer & Co. - Analyst

   Great, thanks a lot.

Operator

   Jeff Hammond, KeyBanc Capital Markets.

Jeff Hammond - KeyBanc Capital Markets - Analyst

   Hey, good morning.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Hey, Jeff.

Jeff Hammond - KeyBanc Capital Markets - Analyst

   Just back to the issues in Western Europe and fast-growth markets that were weaker, I guess on Western Europe, what gives you confidence that that starts to normalize? A lot of companies have talked about certainly some stabilization, but still some consternation in that market.

And just a finer point on the China strategic move, why -- is that just a one-quarter dynamic, or could that leak?

John Stauch - Pentair, Inc. - EVP, CFO

   Let me -- I’ll take the first part and I’ll let Randy comment in addition. Just to give some color, we saw if you recall in Q3 or Q4 last year, Europe got a little bit weaker in Water. It was still decently strong and Technical Products. If we take a look at where we are in Q1, the year-over-year delta in Water has moderated substantially, and Tech Products saw nearly a 15% decline. Now, I’m not saying Water is an indicator; I’m just saying that we saw it in the distribution channel in Water first and we are starting to see the year-over-year pressure ease.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

And as far as the things in China, yes, that is a one quarter. And I would say there, every several years, every once in a while our pricing gets a little challenged and we take a look at our global product lines and our distribution and we make sure that we are not seeing any of that back channel come through. In a couple product lines in China, we were seeing and hearing from customers that they were coming into Europe and North America. So we adjusted.

Randy, do you want to add on Western Europe?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Well, I mean we’ve been watching it. I think you said it well -- in Technical Products saw it a little bit later. And given the amount of exports they serve -- they serve a lot of customers that export out of Europe weren’t counting on as big a decline, which was -- it was a double-digit decline in the quarter. So as -- hence the adjustment we’ve made in the rest of the year to reflect that. They believe they have a handle on it now and they are adjusting their costs to protect margins, and that’s going apace.

So that was really the only place we were surprised about Western Europe. We had it nailed really in the first quarter on the Water side. So -- and I think we got a better look at it in Technical Products. (multiple speakers)

Jeff Hammond - KeyBanc Capital Markets - Analyst

   Okay, and then along the same lines, it seems like a lot of the things that kind of went against you were lower margin, and some of the things that maybe worked in your favor from a variance were favorable margin. So I just want to understand, on the margin upside, how much of that is mix versus surprise to the upside on productivity?

John Stauch - Pentair, Inc. - EVP, CFO

   You know, first of all, we locked in a third of the productivity, as both Randy and I mentioned, on the repositioning actions we took last year. So I’d say that’s reading out. Okay, second, we are prioritizing our strategic growth investments to reflect those businesses and those programs that are working. As Randy and I mentioned both, on the CPT side we feel better about the projects that we are winning and how we are delivering them.

And so I think the mix had a small impact on Q1. But to remind everybody, I mean, we’ve always said that we’ve got excess capacity in residential today in North America. And when any form of recovery or growth comes on that side, we are going to see higher productivity and higher margins on what was historically a very profitable side of our business. So when we see pool shipments and we see any form of uptick on where we are in residential filtration, that’s going to have nice, healthy margins to it.

Jeff Hammond - KeyBanc Capital Markets - Analyst

   Okay, thanks.

John Stauch - Pentair, Inc. - EVP, CFO

   Thank you.

Operator

   Brian Konigsberg, Vertical Research.

Brian Konigsberg - Vertical Research Partners - Analyst

   Yes, hi, good afternoon, gentlemen.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Hey, Brian.

Brian Konigsberg - Vertical Research Partners - Analyst

   Hey, just coming back to the pool results in the quarter -- obviously very good. You mentioned weather as a contributing factor, but really didn’t emphasize it, whereas maybe listening to some of the pool distributors, they kind of emphasized it more and thought there would be more of a -- there was a pull-forward effect in Q1. But it doesn’t sound like you see that. Do you attribute that dynamic to winning more distributors throughout the year? Or maybe can you just give us some context around those comments?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes. Clearly, the pool year started earlier. When you open a pool, it really drives chemicals and it drives the startup; you are putting -- you’re shocking the pool, putting a lot of chlorine in, ozone in. You are not changing out equipment unless it broke. So our distributors sell a lot of chemicals, so that’s one difference between what they say and what we say.

The second point is these upgrades, which they benefit from, too, are ones that can sustain. And when the pool season starts early, it usually means it’s going to be a good one. For instance, in the Northeast, the old rule is, if someone is thinking about putting a pool in, if you don’t have one hot, sweltering weekend before Fourth of July, it’s lousy for the pool business. And we are expecting and we are seeing a return to sort of those kind of dynamics.

So, yes, I think, clearly, when we had 18% growth in the pool business in the first quarter -- and we don’t think we will sustain at that level, but we think we will sustain a pretty high level. We expect it to be good. And, when we add 145 dealers, the reason we are getting those dealers is we have the most compelling suite of product. We’ve got 35 -- we personally don’t, but there are 35 utilities around the country that are meaningfully rebating the products, and we have the best products. So those dealers are coming to us because of the solutions we have.

Once we get them, we get all of what they sell, usually. So that’s why I call it a beautiful thing. Momentum is really something.

As we look out in the channels right now, we believe inventories are pretty low. So we don’t believe that they are over-inventoried, so we think there will be good sell-through.

Brian Konigsberg - Vertical Research Partners - Analyst

   And just going to the balance sheet, I noticed that inventories actually picked up quite a bit, a little bit more than you would expect, even though Q1 typically is a stronger quarter for inventories, but it was a bit higher than even what seasonality would call for. Can you give us a little bit of insight what’s going on there?

John Stauch - Pentair, Inc. - EVP, CFO

   Yes. I think there are two -- answer with two quick things. One is some of the project backlog that Randy mentioned. As those backlogs grow, our inventory level is going to grow as we meet that demand. And second of all, there’s probably a little bit of pro channel and retail-related sump pumps in the channel (multiple speakers) in our inventory, that didn’t get (multiple speakers) picked.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   We were ready for that extra $15 million. And we -- our service levels are superior to everybody else when it comes to flood, and we maintain inventory. And when it doesn’t sell through, it stays on our books.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair, Inc. - EVP, CFO

   So that will work its way off the next couple of quarters.

Brian Konigsberg - Vertical Research Partners - Analyst

   Yes; the guidance provided in Q2 -- is that reflecting some of that liquidation of inventory there?

John Stauch - Pentair, Inc. - EVP, CFO

   No; it’s primarily more the liquidation of the pool, as I mentioned earlier, which will be reflected in those pull sales.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes.

Brian Konigsberg - Vertical Research Partners - Analyst

   Okay, great, thank you very much.

Operator

   Robert Barry, UBS.

Robert Barry - UBS - Analyst

   Hey, guys, good morning.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Hey, how are you.

Robert Barry - UBS - Analyst

   Good, thanks. Thanks for taking the question. Just a couple of things -- one, I wanted to clarify the comments earlier on the residential new construction. It sounds like you are not seeing a significant lift from it. And I know you maybe weren’t planning for it. But housing starts are up a lot, albeit off a very low base. So is it just that we are not kind of at some critical mass level yet or they are not being started in the right places? Just a little more color on that would be helpful.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Well, you know, they are up, but when replacement is 80% to 90%, when it used to be 50%, until you get to 1 million housing starts a year, it’s not -- you are not really at a normal level. What’s nice is our distributors are actually back to a more normal stocking level, and so that’s good.

On the water softener side, people don’t have to put them in. You only need a water softener in certain areas of the country, and it’s something that you can put off, if you need to. So --

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair, Inc. - EVP, CFO

  And, Rob, a couple things, it’s John. First of all, we look at single-family housing starts, so I’d look at those numbers. And even though they are bouncing around, it’s nothing to get excited about, what those growth rates are. And second of all, we thought for sure you would love that Shingo prize.

Robert Barry - UBS - Analyst

   (laughter) congratulations on that.

John Stauch - Pentair, Inc. - EVP, CFO

   Thank you, appreciate that.

Robert Barry - UBS - Analyst

   (laughter) I wanted to also, then, just clarify on what’s happening with Tech Products in Europe. It sounds like on the water side, things have gotten a little better in Europe and where the deterioration was versus last quarter was on Tech Products. And I think you said it was down 15%.

John Stauch - Pentair, Inc. - EVP, CFO

   Yes.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes.

Robert Barry - UBS - Analyst

   Do you have any sense of how much of that was destocking versus end market demand, etc.?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Technical Products is largely direct to customer, as opposed to through distribution. So it was really a reduction in end market demand. You know, these are going to control builders or equipment builders, largely in Germany and Poland and in France. And so their business was down, and then generally they don’t stock a lot.

Robert Barry - UBS - Analyst

   Got you.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   So I think it’s a direct demand in that decline.

Robert Barry - UBS - Analyst

   And then just finally, I think you had mentioned fast growth now for the year up 10% to 15%, roughly. Is that excluding CPT benefit, or is that all in?

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair, Inc. - EVP, CFO

   Yes, this is just the organic growth.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   That’s organic growth.

Sara Zawoyski - Pentair, Inc. - VP, IR

   Yes.

John Stauch - Pentair, Inc. - EVP, CFO

   Obviously, when you put CPT in there, it’s much higher.

Robert Barry - UBS - Analyst

   Much higher, right. Okay, thank you.

Operator

   Terry Darling, Goldman Sachs.

Terry Darling - Goldman Sachs - Analyst

   Thanks, just a couple of clarifications. Hey, John, did you recalibrate currency in the forecast at all, and if so, any significant impact there to note?

John Stauch - Pentair, Inc. - EVP, CFO

   No, there’s no -- what we usually do is we take whatever the ending rate is, and that’s kind of how we look at the currency, assuming we are not any better at predicting it than the market. So it’s right around that $1.30, $1.31 rate. And that doesn’t create a significant delta to the prior forecast.

Terry Darling - Goldman Sachs - Analyst

   Okay, and so just, then, transitioning that into the discussion on Water organic, I guess it looks -- you have gone to 6% to 8% from 7% to 10% on the organic for Water; is that right?

John Stauch - Pentair, Inc. - EVP, CFO

   We are right for Water. Yes, on the organic, that’s about right, which -- and if you break that, it would be about 2 points of price, and then the -- about 4, to a little north of 4 on volume.

Terry Darling - Goldman Sachs - Analyst

   Okay, and then I’m wondering if you can just give us some color as to -- for the segments, preferably the old, but I kind of expect the new, around that 6% to 8%, or around the 4%, however you want to give it to us in terms of just the core, just the organic expectations.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair, Inc. - EVP, CFO

   Yes. I think Flow is clearly going to be the lower single digits, call it 4% to 5%, driven by, obviously, agriculture being substantially in the double digits. And, as Randy mentioned, we are not expecting to recover this retail portion in flood pumps.

If you think of the organic of our treatment business, clearly we are expecting double-digit organic with, obviously, CPT and the old filtration solutions leading the way there. And water purification in the low-single digits, still seeing nice fast growth penetration and not seeing anything substantially in North American residential side.

And then aquatic -- probably just south of double-digit or right around double-digit growth organically.

Terry Darling - Goldman Sachs - Analyst

   So did you take aquatic up for the year, or no?

John Stauch - Pentair, Inc. - EVP, CFO

   Yes, maybe a point.

Terry Darling - Goldman Sachs - Analyst

   Okay, and then, is there any way of characterizing the margin -- maybe you did and I missed it -- in Water, in the first quarter, excluding CPT?

John Stauch - Pentair, Inc. - EVP, CFO

   It would be up around 80 to 100 basis points, excluding CPT.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, I was going to say 100.

Terry Darling - Goldman Sachs - Analyst

   Okay, super, thanks very much.

Sara Zawoyski - Pentair, Inc. - VP, IR

   Simon, we will do a quick check on time, just given the time here. How many people do we have left in the queue?

Operator

   We currently have three remaining in the queue.

John Stauch - Pentair, Inc. - EVP, CFO

   Okay, we’ll take all three --

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair, Inc. - Chairman and CEO

   We will take all three.

John Stauch - Pentair, Inc. - EVP, CFO

   And we will just go quickly with our answers.

Operator

   Scott Graham, Jefferies & Co.

Scott Graham - Jefferies & Company - Analyst

   Hey, good morning.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Hey, Scott.

Scott Graham - Jefferies & Company - Analyst

   So, I wanted to just maybe ask a more holistic question here, that if we look over the last four quarters, the Company’s average organic sales growth has averaged in the 2% to 3% territory. And the second quarter guidance suggests 5%, maybe something a little bit lower than that. And your target is 7%, a target which I think personally is reachable, given your portfolio and the megatrends and all that.

What’s missing? Why are we able to maybe skirt some of these individual quarter issues and put on a couple of points just from some of these trends that are out there, wherever they might be? Is it a situation where the Company just needs to maybe hatch more organic growth projects? It just seems that there are so many opportunities you’ve laid out that we shouldn’t be where we are now.

John Stauch - Pentair, Inc. - EVP, CFO

   Yes, first of all, to your point, we got a couple points headwind from Western Europe. Okay? So we will just say that. That’s a big market. It’s down mid-teens or double digit. It’s hard to overcome that completely.

The second is, right now CPT is still going through acquisitions, and as soon as CPT comes back into the core, that’s a business that we expect to grow 15% to 20% on an annual basis. And their growth is being reflected in the acquisition line right now.

So clearly, I agree with you. We still feel water is high-single digits on an annual growth basis, aided by fast growth and being better positioned to serve the new, new world, as Randy mentioned.

Scott Graham - Jefferies & Company - Analyst

   Okay, so -- but my question was, what’s missing within all of that? Why isn’t it a little faster? I mean, I understand CPT is going to --

John Stauch - Pentair, Inc. - EVP, CFO

   I told you the two things. CPT is mid-teens growth. It’s not yet in our organic growth rate.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Scott Graham - Jefferies & Company - Analyst

   But we had a higher organic growth rate a year ago target before we even -- before CPT was part of the business. It just seems that you have a lot of opportunity, and there just doesn’t seem to be a connection to all that opportunity.

John Stauch - Pentair, Inc. - EVP, CFO

   Fair. A couple of things -- not getting any help from North American, which is -- North American residential, which is still -- it’s a good chunk of where we are in our Water revenue. And, as I mentioned, we got 2 points of headwind from Western Europe. But I think core underlying growth is definitely in line with where we expect it to be. And I think, given the prioritization of the portfolio, I fully expect to be back there in a couple of quarters.

Scott Graham - Jefferies & Company - Analyst

   Okay, thanks.

John Stauch - Pentair, Inc. - EVP, CFO

   Randy, do you want to add anything? Okay, thank you, Scott.

Operator

   Brian Drab, William Blair.

Brian Drab - William Blair & Company - Analyst

   Are you guys still sure that you wanted to continue the call?

John Stauch - Pentair, Inc. - EVP, CFO

   No, no problem at all.

Brian Drab - William Blair & Company - Analyst

   I’ll just ask one quick question. Most of mine have been answered. Regarding the tax benefits in the quarter, you had a — can you help me bridge from this 13% rate to the 20% rate, given the adjustments, and then from the 20% rate to the 29% rate that you said would have been the effective tax rate in the presentation?

John Stauch - Pentair, Inc. - EVP, CFO

   Yes. First of all, we think our effective rate for the rest of the year, absent any of these, will be closer to 28% to 29%, reflecting incremental tax planning, which are those permanent things that you can do to help your tax rate. An unprecedented amount of settlements in the quarter -- these are accruals, none of them more than $500,000, and we’ve settled the 2005 to 2009 audits and went through the appeals process. And as Randy mentioned, this certainly wasn’t forecast and it all came to us in Q1.

And then, the only difference between what we put in adjusted and reported is we take a look back at where we took the accrual. If we didn’t take the accrual and the adjusted earnings category, we released the accrual down in reported. So it doesn’t impact where we took it and where we released it. And so, if I bridge that for you, it was about 4.5 million dollars and the difference between reported and adjusted, and then you can take the difference between the tax rate, and it’s roughly just south of $7 million of favorable tax items in Q1.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Brian Drab - William Blair & Company - Analyst

   Okay, great, thanks.

John Stauch - Pentair, Inc. - EVP, CFO

   I wish I could forecast them, but you just can’t.

Operator

   David Rose, Wedbush Securities.

David Rose - Wedbush Securities - Analyst

   Good afternoon now, two quick --

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Hey, David.

David Rose - Wedbush Securities - Analyst

   How are you? Two quick questions. One is on if there were any specific actions taken to accelerate the improvement in margins to offset the top-line weakness in the quarter. You talked pretty clearly about what took place, but was there anything specific when you looked at the shortfall in revenues and said let’s accelerate this item. Was there anything of that nature that took place?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   No, it was -- we were targeting to get the price realization. We were targeting to get the productivity. We had good readout. It was just basically good execution. And so I would say that if, in fact, growth had come through we would have beat by more than $0.01. We would have beat by a lot.

David Rose - Wedbush Securities - Analyst

   Yes, that’s what I was going to ask. All right.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   And that’s if we had gotten the revenue that we had thought. And --

David Rose - Wedbush Securities - Analyst

   That’s helpful.

John Stauch - Pentair, Inc. - EVP, CFO

   And that we were planning on it.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

David Rose - Wedbush Securities - Analyst

   And then, lastly --

John Stauch - Pentair, Inc. - EVP, CFO

   It wasn’t hard to look out the window and see the flood impacts not happening. And as we mentioned earlier, that’s not our highest margin item. So there wasn’t a huge panic related to that level of sales shipment.

David Rose - Wedbush Securities - Analyst

   Okay, so you’ve really built in a fair amount of cushion in the quarter to begin with?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   I wouldn’t say we had a fair amount of cushion.

David Rose - Wedbush Securities - Analyst

   (laughter)

Randy Hogan - Pentair, Inc. - Chairman and CEO

   I’d say we had really good productivity.

David Rose - Wedbush Securities - Analyst

   Okay, thank you. And then lastly, I’ve seen some fairly impressive wins on the X-Flow pretreatment side of the business. And I was wondering if there are any crossover selling benefits from those pretreatment sales into other parts of either Nijhuis or Pentair, even extending it beyond into desal as we start to see those mega-projects pickup in 2013.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   We do see that. We now have a special line of housings that have been built for X-Flow. So it’s pulling through that directly. There’s other filters that can get sold in and around them. It’s helping us get better at that on the pumps surround and the larger projects. And on the smaller standard system side, we’ve gone internally to X-Flow. Obviously, we would buy them from other people before.

David Rose - Wedbush Securities - Analyst

   So even on some of those legacy contracts, like Ashdod, we could see some benefit on your site?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

David Rose - Wedbush Securities - Analyst

   Great.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Even -- as I mentioned, we have housings for the X-Flow, but we’ve gotten housings for the RO membranes. We don’t make the RO membranes. We’re the leader in the housing.

David Rose - Wedbush Securities - Analyst

   Right.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   And our hit rate in that has improved. As I mentioned, our desal performance wasn’t just CPT related, it was our core total ion business. And so we definitely -- I believe it has helped us with wins in that (multiple speakers) that kind project.

David Rose - Wedbush Securities - Analyst

   Okay, thank you very much.

John Stauch - Pentair, Inc. - EVP, CFO

   Thank you.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Okay.

Operator

   If there are no further questions -- go ahead, sorry.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Go ahead and wrap it up.

Operator

   There are no further questions at this time. Speakers, do you have any closing remarks?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   No, thanks. Just give them the replay. Nice. Thanks for your attendance.

APRIL 24, 2012 / 03:00PM GMT, PNR - Q1 2012 Pentair, Inc. Earnings Conference Call

Operator

 Perfect. Ladies and gentlemen, thank you for participating in today’s conference call. Please note that a replay of this call will be available beginning tomorrow, April 25, 2012, at noon Central Time and will remain available until May 25, 2012, at 11.59 PM Central Time. To access the replay, please dial 1-855-859-2056, or 1-404-537-3406, and reference the conference ID number 71190721. Thank you very much. You may now disconnect at this time.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders will be submitted to a vote of Tyco shareholders. In connection with the Merger, Tyco Flow will file a registration statement on Form S-4 with the SEC. Such registration statement will include a proxy statement of Pentair that also constitutes a prospectus of Tyco Flow, and will be sent to Pentair shareholders. In addition, Tyco Flow will file with the SEC a Form 10 and Tyco will file a proxy statement with the SEC related to the proposed distribution of the Tyco Flow shares that will be sent to Tyco shareholders. Shareholders of Pentair and Tyco are urged to read the proxy statements and other documents filed with the SEC when they become available because they will contain important information about Pentair, Tyco Flow, Tyco and the proposed transactions. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to Pentair, Tyco Flow and Tyco free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

Participants in the Solicitation

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012 and definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011 and definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statements when it becomes available.